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                                April 20, 2023

       Jennifer J. Rhodes, Esq.
       General Counsel
       Angion Biomedica Corp.
       7-57 Wells Avenue
       Newton, Massachusetts 02459

                                                        Re: Angion Biomedica
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 13,
2023
                                                            File No. 333-269741

       Dear Jennifer J. Rhodes:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Risk Factors
       Angion or Elicio may waive one or more of the conditions to the Merger..., page 25

   1. We note from your response to comment 1 that the Nasdaq listing is material and, if delisted, the combined
company could attempt to have its securities quoted on an over-
                                                        the-counter market and,
if it decides that it is in the best interest to do so, may reapply at the appropriate time to
have its securities listed on an exchange. Please further revise your disclosure to
address these possibilities and attendant risks.
       Exhibit 99.10, page II-6

   2. We note the undated proxy card filed as exhibit 99.10. In your next amendment please
 Jennifer J. Rhodes, Esq.
Angion Biomedica Corp.
April 20, 2023
Page 2
      mark your form of proxy card as preliminary. In addition, please do not file the form of proxy as an exhibit to the registration statement. Refer to Note to paragraph (a)(3) of
      Exchange Act Rule 14a-4.
       You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameJennifer J. Rhodes, Esq.
                                                           Division of
Corporation Finance
Comapany NameAngion Biomedica Corp.
                                                           Office of Life
Sciences
April 20, 2023 Page 2
cc:       Brett D. White, Esq.
FirstName LastName